UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER: 333-148546

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1
REGISTRANT INFORMATION

Full Name of Registrant:	Bio-Carbon Solutions International Inc.
Former Name if Applicable:	Elemental Protective Coating Corp.

Address of Principal Executive Office

Street and Number:	103 Metig Street,

City, State and Zip:	Sault Ste Marie, ON, Canada
Code:	P6A 5K9

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Company's Quarterly on Form 10-Q for the quarter ended March 31, 2011 cannot be filed within the prescribed time period of May 15, 2011 because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dr. Luc C. Duchesne	705	253 0339 x 25
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bio-Carbon Solutions International Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2011
	By:	/s/ Dr. Luc C. Duchesne
	Name:	Dr. Luc C. Duchesne
	Title:	President and CEO